FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                 No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                 No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Renewal TELCO Shareholders’ Agreement	3

TELEFÓNICA, S.A. (“TELEFÓNICA”), as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
TELEFÓNICA, as part of the shareholders of TELCO S.p.A. (“TELCO”) —company through which TELEFÓNICA holds its interest in TELECOM ITALIA, S.p.A.- hereby gives notice that one of TELCO’s shareholders, namely SINTONIA S.A. (“SINTONIA”), has exercised its right to apply for the demerger provided for in Article 11 of the Shareholders’ Agreement executed on 28 April 2007. Furthermore, TELEFÓNICA and the remaining shareholders of TELCO (MEDIOBANCA S.p.A., INTESA SANPAOLO S.p.A. and ASSICURAZIONI GENERALI S.p.A.) have agreed the following:
•	not to exercise their respective rights to apply in the month of October for the demerger provided for in Article 11 of the Shareholders’ Agreement executed on 28 April 2007;

•
to renew the Shareholders’ Agreement for 3 years, that is, until 27 April 2013, on the existing terms and conditions, with the right to apply for the withdrawal from the agreement and related demerger by giving notice between 1 October and 28 October 2012;

•
that the renewed Shareholders’ Agreement further provides for the right of early withdrawal and related pro-rata demerger, with notice to be given between 1 April and 28 April 2011, and execution to follow in the subsequent 6 months;

Madrid, October 28th, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 28th, 2009	By:	/s/ Ramiro Sánchez de Lerín García- Ovies

Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors